信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-1041

21 August 2007

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

**Level One Sponsored ADR Program**
**- Rule 12g3-2(b)#82-1868**

We are pleased to **enclose** for your attention a copy of Joint Announcement of the Company and Tsim Sha Tsui Properties Limited regarding the formation of a joint venture for development of land in Chongqing, the PRC dated 17 August 2007.

For your information, the above document is also accessible at our website "http://www.sino-land.com".

If you require any other information, please feel free to contact us.

07026464

Yours faithfully,
**For and on behalf of**
**SINO LAND COMPANY LIMITED**

**Fanny Cheng**
**Deputy Company Secretary**

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

9/17

H:\Maisy\FC\Announcement\17.8.2007\Letter - ADR.doc

Tsim Sha Tsui Properties Limited

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 247)**

Sino Land Company Limited

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 83)**

## DISCLOSEABLE TRANSACTION FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN CHONGQING, THE PRC

## FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN CHONGQING, THE PRC

This announcement is jointly made by TST Properties and its subsidiary, Sino Land.

The directors of each of TST Properties and Sino Land are pleased to announce that on 17th August, 2007, Sino Land, Sinoland China (an indirect wholly-owned subsidiary of Sino Land), Chinese Estates and C C Land have entered into the Memorandum relating to the formation of a joint venture, through the subscription of shares in Benefit East, a company incorporated in the British Virgin Islands. Upon subscription of its shares, Benefit East will be owned as to 50% by Sino Land, 25% by Chinese Estates and 25% by C C Land. The purpose of the joint venture is to own and develop the Land in Chongqing, the PRC into residential and commercial properties through its indirect wholly-owned subsidiary Sino Land Chongqing.

The total initial commitment for the Project to be contributed by Sino Land amounts to 50% of the Project Costs, namely RMB2,115 million (approximately HK$2,178 million). The total commitment in respect of the future costs for the Project has not been determined between the JV Partners as at the date of this announcement.

The formation of the joint venture by Sino Land with the other JV Partners constitutes a discloseable transaction of TST Properties under the Listing Rules. Sino Land is making this joint announcement on a voluntary basis with TST Properties as it wishes to inform its shareholders of the information contained in this announcement. A circular containing further details of the joint venture will be despatched to the shareholders of TST Properties as soon as practicable.

## THE MEMORANDUM AND JOINT VENTURE

### 1. The Memorandum

On 17th August, 2007, the JV Partners and Sinoland China have entered into the Memorandum in respect of the formation of a joint venture through the subscription of shares in Benefit East.

a. Date of the Memorandum: 17th August, 2007

| | |
|---|---|
| b. Issued share capital of Benefit East: | 2 shares of US$1.00 each currently issued to Accord Sino Group Limited, an indirect wholly-owned subsidiary of Sino Land. Upon the establishment of Sino Land Chongqing by Benefit East, Sino Land will subscribe an additional 48 shares of US$1.00 each and each of Chinese Estates and C C Land will subscribe 25 shares of US$1.00 each of Benefit East at par for cash. Each JV Partner may appoint nominee(s) to subscribe the shares. |
| c. Constitution of the board of directors upon the formation of the joint venture: | a total of eight directors, of which four will be appointed by Sino Land, two will be appointed by each of Chinese Estates and C C Land. |

The Memorandum sets out the material terms in respect of the formation of the joint venture and the respective funding obligations of the JV Partners in respect to the Project Costs. It is intended that a shareholders' agreement incorporating the material terms set out above and below will be entered into between the JV Partners as soon as practicable and not later than 7 days after the issue of business licence of Sino Land Chongqing or at such time as otherwise agreed by the JV Partners.

## 2. Principal Activity

By way of the Memorandum, the JV Partners, namely Sino Land, Chinese Estates and C C Land, have agreed to form a joint venture through the subscription of shares in Benefit East for the purpose of developing the Land through an indirect wholly-owned subsidiary to be established, Sino Land Chongqing, and the management, lease and/or sale of any property to be developed on the Land. Benefit East will be recorded in the financial statements of TST Properties and Sino Land as an associated company using the equity method of accounting.

## 3. Funding Requirements

The JV Partners will initially provide fundings in respect of the Project Costs by way of loans to Benefit East on a pro rata and several basis by reference to their respective intended equity interest in Benefit East by stages over the period from September 2007 to June 2008 in accordance with the payment obligations of the premium for the Land to the Chongqing Land and Housing Bureau. Future fundings of Benefit East shall firstly be raised by way of external borrowings with guarantees or other supports to be provided by the JV Partners on a pro rata and several basis. If resolved by the board of directors (with directors appointed by at least two of the JV Partners approving such resolution), the JV Partners shall provide further fundings for the purpose of the Project by way of shareholders' loans on a pro rata and several basis by reference to their respective equity interest in Benefit East.

Sino Land intends to fund its contributions by internal resources and bank borrowing. As at the date of this announcement, Sino Land has not committed to any future funding amount in respect of the Project other than 50% of the Project Costs, namely RMB2,115 million (approximately HK$2,178 million). TST Properties and Sino Land will monitor the amount of total commitment in Benefit East in respect of the Project from time to time and comply with any requirements under the Listing Rules, where necessary.

Sinoland China, as the original bidder for the Land, has paid the amount RMB1,000 million (equivalent to approximately HK$1,030 million) (by way of cash of RMB250 million and a bank letter of guarantee) as deposit for the land premium for the Land. Upon the making of the requisite fundings by the JV Partners and part payments by Benefit East towards the land premium for the Land, the cash deposit paid by Sinoland China will be repaid to it with interest and the bank letter of guarantee will be released.

4. **Profit Sharing**

It is expected that any profit derived from the Project will be ultimately shared by the JV Partners on a pro rata basis by reference to their respective equity interest in Benefit East.

As the relevant percentage ratio of TST Properties in respect of Sino Land's commitment for the establishment of the joint venture, which comprises its contribution to the Project Costs, exceeds 5%, the formation of the joint venture constitutes a discloseable transaction of TST Properties. Accordingly, TST Properties is required to make an announcement and issue a circular to its shareholders in respect of the formation of the joint venture and Sino Land's commitment therein under Rule 14.33 of the Listing Rules. Sino Land is making this joint announcement on a voluntary basis with TST Properties as it wishes to inform its shareholders of the information contained in this announcement.

A circular containing further details of the joint venture will be despatched to the shareholders of TST Properties as soon as practicable in accordance with the Listing Rules.

## REASONS FOR THE JOINT VENTURE

One of the main business areas of the Group is property development and investment in Hong Kong and the PRC. The establishment of joint venture to undertake the Project is consistent with the core business strategies of the Group, enhance the Group's land bank for luxurious residential development and is a continuation of the Group's principal activity with other business partners. The Land will be developed into luxurious residential and commercial complex with full-fledged club-house, amenity facilities and car park spaces.

## INFORMATION ON THE GROUP

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment in securities, financing, hotel and building management and services.

## GENERAL

Chinese Estates and its subsidiaries are principally engaged in property investment and development, brokerage, securities investment, money lending and cosmetics business.

The core business of C C Land's group of companies is property development and investment in Western China. Subsidiaries of C C Land are also engaged in the manufacture and trading of watch boxes, gift boxes, spectacle cases, bags and pouches and display units, soft luggage, travel bags, backpacks and brief cases and treasury investments.

Chinese Estates has previously entered into joint ventures for land development projects with Sino Land.

Based on the information provided by Chinese Estates and C C Land and to the best of the knowledge, information and belief of the directors of each of TST Properties and Sino Land after having made all reasonable enquiries, each of Chinese Estates and C C Land and their respective ultimate beneficial owners is an independent third party not connected with the directors, substantial shareholders and chief executives of TST Properties and Sino Land, and their respective subsidiaries and associates (as defined in the Listing Rules).

**DEFINITIONS**

| | |
|---|---|
| "Benefit East" | Benefit East Investments Limited, a company incorporated in the British Virgin Islands whose issued share capital is presently 100% owned by Sino Land (through its indirect wholly-owned subsidiary Accord Sino Group Limited, a company incorporated in the British Virgin Islands). Upon the establishment of Sino Land Chongqing by Benefit East, each of Chinese Estates and C C Land will subscribe shares in Benefit East and the enlarged issued share capital of Benefit East will be owned as to 50% by Sino Land (through its indirect wholly-owned subsidiary Accord Sino Group Limited), 25% by Chinese Estates (or its nominee) and 25% by C C Land (or its nominee) |
| "C C Land" | C C Land Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange |
| "Chinese Estates" | Chinese Estates Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the main board of the Stock Exchange |
| "Group" | TST Properties, Sino Land and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "JV Partners" | the three joint venture partners of Benefit East, being Sino Land, Chinese Estates and C C Land |
| "Land" | the piece of land of site area of approximately 205,000 square meters situate at No.1 Zhongxin Section and Jie Dao Qiao Bei Village, Huaxin Street, Jiangbei District, Chongqing, the PRC |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange from time to time |
| "Memorandum" | a binding memorandum of agreement entered into between the JV Partners and Sinoland China in respect of the formation of a joint venture by subscription of shares in Benefit East and the respective funding obligations of the JV Partners in respect of the Project Costs |
| "PRC" | the People's Republic of China |

| | |
|---|---|
| "Project" | the development of the Land by the JV Partners into residential and commercial properties with a maximum gross floor area of approximately 1,030,000 square meters comprising total residential and commercial gross floor area of approximately 1,000,000 square meters and other communal gross floor area of approximately 30,000 square meters |
| "Project Costs" | the premium for the Land amounting to RMB4,180 million (equivalent to approximately HK$4,305 million), together with transaction service fees payable to the Chongqing Land and Housing Bureau and initial working capital of Benefit East for the Project in the total amount of RMB50 million (equivalent to approximately HK$51.5 million) |
| "Sinoland China" | Sinoland China Investment Holdings Limited, a company incorporated in Hong Kong whose shares are indirectly wholly-owned by Sino Land |
| "Sino Land" | Sino Land Company Limited, a company incorporated in Hong Kong, a subsidiary of TST Properties and the shares of which are listed on the main board of the Stock Exchange |
| "Sino Land Chongqing" | Sino Land Chongqing Company Limited (重慶尖置房地產有限公司), an indirect wholly-owned subsidiary of Benefit East to be incorporated in the PRC. Benefit East will hold interest in Sino Land Chongqing Company Limited (重慶尖置房地產有限公司) through its direct wholly-owned subsidiary Champion Glory Holdings Limited, a company incorporated in Hong Kong |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "TST Properties" | Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "US$" | United States dollars, the lawful currency of the United States of America |

By Order of the Board of
**Tsim Sha Tsui Properties Limited**
**Eric Ip Sai Kwong**
*Secretary*

By Order of the Board of
**Sino Land Company Limited**
**Eric Ip Sai Kwong**
*Secretary*

Hong Kong, 17th August, 2007

*As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.*

*As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.*

*For illustration purpose only, translation of RMB to HK$ in this announcement is based on the exchange rate of RMB1 to HK$1.03. No representation is made that such amount was or could be exchange at such rate.*

END